Exhibit 99.2

RADWARE LTD.

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, MAY 25, 2026

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Monday, May 25, 2026, at 9:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA, for the following purposes:

1.	To elect Messrs. Stanley B. Stern, Israel Mazin and Alex Pinchev as Class III directors of the Company until the annual general meeting of shareholders to be held in 2029;

2.	To approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the President and Chief Executive Officer of the Company; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on April 21, 2026 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: April 20, 2026

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL
_____________________

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2026 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2026 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Monday, May 25, 2026, at 9:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA.

INTRODUCTION

Unless the context otherwise requires, all references in this Proxy Statement to “we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this Proxy Statement, they have the meanings indicated below:

•	“Articles of Association” is to our Amended and Restated Articles of Association;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder;

•	“dollars,” “$,” or “US$” are to U.S. dollars;

•	"Exchange Rate" means the exchange rate published by the Bank of Israel on April 7, 2026, which was NIS 3.14 = $1.00;

•	“including” or “include,” shall be deemed to be followed by the phrase “without limitation”;

•	“Nasdaq” is to the Nasdaq Stock Market LLC;

•	"NIS" or "shekel" are to New Israeli Shekels;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share;

•
"RAD-Bynet Group" is to the group of companies affiliated with the heirs of the late Yehuda Zisapel (namely, Roy Zisapel, Carmi Zisapel and Adi Zisapel), the heirs of his late brother, Zohar Zisapel (namely, Michael Zisapel and Klil Zisapel), and Nava Zisapel, the mother of Roy Zisapel;

•	"SEC" are to the United States Securities and Exchange Commission;

•	"2023 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 25, 2024;

•	"2024 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 28, 2025; and

•	"2025 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 31, 2026.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To elect Messrs. Stanley B. Stern, Israel Mazin and Alex Pinchev as Class III directors of the Company until the annual general meeting of shareholders to be held in 2029;

2.	To approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the President and Chief Executive Officer of the Company; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed to shareholders on or about April 24, 2026 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

☐   By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

☐  By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

☐  By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record, including regarding the latest date and time you may submit your voting instructions, in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to our Articles of Association, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

In addition, if you have questions about how to vote your shares, you may also contact our proxy solicitor, DF King, toll-free at 1(800) 967-0271 (from the U.S. or Canada) or at +1 646-480-0971.

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on April 21, 2026, or the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of April 5, 2026, the Company had issued and outstanding 42,082,490 ordinary shares (excluding treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment (except as otherwise set forth in the Articles of Association). In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Vote Required for Approval of the Proposals

General. The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter is required to approve each of the Proposals 1-3; provided that, with respect to Proposal 2, either (i) the shares voted in favor of the such Proposal include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such Proposal by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

Indication of Personal Interest. The Companies Law generally requires that each shareholder voting on Proposal 2 will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Roy Zisapel, his mother, Nava Zisapel, and Mr. Zisapel’s siblings are deemed to have a personal interest in Proposal 2.

While it is unlikely that any of the Company's public shareholders has a personal interest in  Proposal 2, to avoid confusion, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in such Proposal. Every Radware shareholder voting by means of the enclosed proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm to Radware that such Radware shareholder IS NOT a controlling shareholder and DOES NOT have a personal interest in such Proposal. If, however, you are unable to make the aforesaid confirmations for any reason (or have questions about whether you have a personal interest), please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com. If you hold your shares in "street name" and you are unable to make the aforesaid confirmations for any reason, you should notify the representative managing your account, and such representative should then contact the above person on your behalf to notify Radware as described in the preceding sentence.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least (i) 5% of the voting rights in Radware may request our Board of Directors to add an item that relates to the election or removal of a director to the agenda of a shareholders’ meeting to be convened in the future and (ii) 1% of the voting rights in Radware may request our Board of Directors to add an item to the agenda of a shareholders’ meeting to be convened in the future that relates to other matters. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the Meeting, (1) our General Counsel must receive the written proposal no later than 7 days following the notice of the Meeting, i.e., by April 27, 2026, and (2) the written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than 7 days following the last date to submit a shareholder proposal by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 5, 2026, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	4,115,597	9.78%

Artisan Partners (2)	3,130,252	7.44%

Nava Zisapel (3)	2,897,926	6.89%

Legal & General Group Plc (4)	2,831,851	6.73%

Morgan Stanley (5)	2,610,939	6.20%

Roy Zisapel (6)	2,509,553	5.93%

Amplify Cybersecurity ETF, a series of the Amplify ETF Trust (7)	2,157,083	5.13%

First Trust Portfolios L.P. (8)	2,146,877	5.10%

All directors and executive officers as a Group, consisting of 14 persons, including Roy Zisapel (9)	3,279,609	7.68%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units ("RSUs") currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

** The percentages shown are based on 42,082,490 ordinary shares issued and outstanding as of April 5, 2026. This figure of issued and outstanding ordinary shares excludes treasury shares as well as (i) 13,500 RSUs and (ii) employee share options to purchase an aggregate of 611,803 ordinary shares at a weighted average exercise price of approximately $21.68 per share, with the latest expiration date of these options being in July 2030 (of which, options to purchase 591,803 of our ordinary shares were exercisable as of April 5, 2026).

(1) Based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024, the reported shares are held in the accounts of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the “Investment Vehicles”), Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of each of the Investment Vehicles, and Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Based on information provided in Amendment No. 4 to the Statement on Schedule 13G filed with the SEC by Artisan Partners Limited Partnership ("APLP"), Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan Partners”) on November 11, 2025, the reported shares have been acquired on behalf of discretionary clients of APLP and beneficially owned by Artisan Partners. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(3) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 shares are held directly, (ii) 267,833 shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 shares (the “Neurim Shares”) are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company (“Neurim”), 50% of which is held by Nava Zisapel and 50% is held in three equal parts by Roy Zisapel and his siblings.

(4) Based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Group Plc (“LG”), Legal & General Investment Management Ltd (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”), Legal & General UCITS ETF Plc (“UCITS”), Legal & General Investment Management America Inc (“LGIMA”) and LGIM Singapore PTE. Ltd (“LGIMS” and, together with LG, LGIM, LGIME, UCITS and LGIMA, the “LG Group”) on August 11, 2025. The business address of each of LG and LGIM is One Coleman Street, London, England, EC2R 5AA, UK, the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland, the business address of LGIMA is 71 South Wacker Drive, Suite 800, Chicago, IL 60606, and the business address of LGIMS is Level 7, 15-17, Capital Square, 23 Church Street, Singapore, UO, 049481.

(5) Based on information provided in the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 12, 2026. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(6) Of the ordinary shares beneficially owned by Roy Zisapel, (i) 2,237,750 shares are held directly, (ii) 119,904 options at an exercise price of $16.68 per share, which expire in March 2029 and (iii) 151,899 options at an exercise price of $19.75, which expire in March 2028. For the sake of clarity, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(7) Based on information provided in the Statement on Schedule 13G filed with the SEC by Amplify Cybersecurity ETF, a series of the Amplify ETF Trust (“Amplify”) on November 14, 2025, the reported shares are beneficially owned by Amplify. The business address of Amplify is 3333 Warrenville Road #350, Lisle, IL 60532.

(8) Based on information provided in the Statement on Schedule 13G filed with the SEC by First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation (collectively, “First Trust”) on January 27, 2026, the reported shares are held by certain unit investment trusts for which First Trust Portfolios L.P. acts as sponsor and First Trust disclaims beneficial ownership thereof. The business address of First Trust is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

(9) Consists of 2,654,306 shares, 13,500 RSUs and 611,803 options to purchase ordinary shares. The options consist of (i) 40,000 options at an exercise price of $15.12 per share, which expire in January 2029, (ii) 80,000 options at an exercise price of $16.19 per share, which expire in December 2028, (iii) 119,904 options at an exercise price of $16.68 per share, which expire in March 2029, (iv) 151,899 options at an exercise price of $19.75 per share, which expire in March 2028, (v) 40,000 options at an exercise price of $22.58 per share, which expire in December 2029, (vi) 20,000 options at an exercise price of $22.76 per share, which expire in July 2030, (vii) 60,000 options at an exercise price of $28.91 per share, which expire in July 2027, and (viii) 100,000 options at an exercise price of $32.71 per share, which expire in February 2027. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options and RSUs held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the SEC from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to our Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class III will serve (if elected) for a term ending on the date of the annual general meeting for the year 2029; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2028; and each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2027.

The term of service of Messrs. Stanley B. Stern, Israel Mazin and Alex Pinchev, who are currently directors in Class III, expires on the date of the Meeting. We are proposing to re-elect these nominees at the Meeting, such that their term will expire at the annual general meeting for the year 2029.

All these nominees were approved and recommended to our Board of Directors by the Company’s Nomination and Corporate Governance Committee in accordance with the Nasdaq rules. In addition, all these nominees qualify as “independent directors” under the Nasdaq rules.

We currently have a Board of eight (8) directors (of which seven directors qualify as “independent directors” under the Nasdaq rules). Subject to the election of these nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of eight (8) directors (of which seven directors will qualify as “independent directors” under the Nasdaq rules), as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2027	Yuval Cohen and Yair Tauman
Class II	2028	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2029	Stanley B. Stern, Israel Mazin and Alex Pinchev

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  We also do not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company as well as information furnished to the Company by the nominee.

Stanley B. Stern, 69, has served as a member of our Board of Directors since September 2020. Mr. Stern currently serves as a board member of several public companies, including AudioCodes Ltd. (Nasdaq, TASE: AUDC), Ormat Technologies, Inc. (NYSE: ORA) and Tigo Energy, Inc. (Nasdaq: TYGO). Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Israel Mazin, 66, has served as a member of our Board of Directors since October 2023. Mr. Mazin is the Chairman, CEO and Co-Founder of MEMCYCO (Memco-Cyber-Corporation), a Digital-Watermark Authentication technology for B2B and B2C online communication, since 2021.  Prior to that, Mr. Mazin was a founding member of several technology companies, including OpTier, an APM market leader that was acquired by SAP in 2015, and Memco Software, a security software company that went public on Nasdaq and was later acquired by Platinum Technology. Mr. Mazin also co-founded Shadow Technologies, a non-profit company that consolidates crowd opinion online reviews.  Mr. Mazin is also an active investor in real estate, high tech, and bio-tech startups. In 2018, Mr. Mazin received an honorary degree from the Holon Institute of Technology.

Alex Pinchev, 75, has served as a member of our Board of Directors since November 2023. Mr. Pinchev has held numerous leadership and board positions across several high-tech companies throughout his career, including, most recently, as the Chairman of Flicent, Inc. and as a board member in several private companies, including SuSe S.A., StackState B.V. and Velotix Ltd. He previously served as an Executive Vice President and president of global sales, services, and field marketing of Red Hat, Inc. from 2003 to 2012 and as an Executive Vice President and president of global sales and marketing of Rackspace Limited (NASDAQ: RXT) from 2016 to 2017. He also served as the CEO of Acronis from 2012 to 2013. He was a board member of several public companies, including Quantum Corporation (NYSE: QMCO) and BMC Software, Inc. (NYSE: BMC). He currently serves on the boards of several privately owned companies and continues to advise and invest in startups and firms seeking global expansion through Capri Ventures, an early-stage fund that he founded. Mr. Pinchev holds a Masters degree in applied mathematics and computer science from the ITMO University in St. Petersburg, Russia.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management” and in Item 6.E of our 2025 Annual Report.

If elected, the nominees will be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. The nominees will also be provided with our standard indemnification letter.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Stanley B. Stern is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2029;

RESOLVED, that Mr. Israel Mazin is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2029; and

RESOLVED, that Mr. Alex Pinchev is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2029."

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Yuval Cohen, 63, has served as Chairperson of our Board of Directors since November 2023 and as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital, a private equity fund headquartered in Israel, which was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT), as the Chairman of Cellcom Israel Ltd. (TASE: CEL) and as a director of Stratasys Ltd. (Nasdaq: SSYS). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Roy Zisapel, 55, co-founder of our Company, has served as our President and Chief Executive Officer and a director since we commenced operations in April 1997.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (Nasdaq: ISRL). Mr. Zisapel also serves as a director of several companies in the RAD-Bynet Group, including RAD Data Communications Ltd., Packetlight Ltd., AB-NET Communications Ltd., Bynet Data Centers Ltd., and Bynet Data Communications Ltd. Mr. Zisapel holds a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel.

Naama Zeldis, 62, has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global real estate private equity firm, Scodix Ltd. (TASE: SCDX), a leading provider of digital print enhancement presses, and Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of free-piston linear engine technology and related energy generation solutions. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Ltd. (Nasdaq: NVMI), ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Meir Moshe, 71, has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. As of May 2025, Mr. Moshe serves as a member of the board of directors of Carrasso Metro Motors Ltd. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Otonomo Technologies Ltd. (Nasdaq: OTMO) from 2022 to 2023, Ability Inc. (Nasdaq: ABIL) from 2016 to 2017, Carasso Motors Ltd. (TASE: CRSM) from 2018 to 2019 and Albert Technologies Ltd. (LSE: ALB) from 2018 to 2019. He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

Yair Tauman, 77, has served as a member of our Board of Directors since October 2010. He is the Vice Dean of the Adelson School of Entrepreneurship at Reichman University in Herzliya, Israel and was previously the Dean of the Arison School of Business at Reichman University. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Board Practices

For information concerning the practices of the Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, see Item 6.C of our 2025 Annual Report.

Board and Committee Meetings

For information concerning the attendance rate of directors and meetings of the Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, see Item 6.C of our 2025 Annual Report.

Executive Compensation

You should read the below summary together with Items 6.B “Compensation” and 6.E “Share Ownership— Share Option Plans” of our 2025 Annual Report.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to correlate executive compensation with our objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2025 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
	(US$ In Thousands)
2024 – All directors and officers as a group, consisting of 14 persons*	$3,068	$488
2025 – All directors and officers as a group, consisting of 15 persons**	$4,367	$596

* Includes one person who served as our director in 2024 and is no longer serving on our Board of Directors.

** Includes two persons who served as executive officers for the compensation payable to them until March 2025 and December 2025, respectively, and one person who served as an executive officer for the compensation payable to her from March 2025.

During 2025, we granted to our directors and officers listed in Item 6.A of our 2025 Annual Report, in the aggregate, 59,900 RSUs at a weighted average grant date fair value per RSU of $26.15 and options to purchase 120,000 ordinary shares at a weighted average exercise price per share of $23.58. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $7.83 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(t) to our consolidated financial statements included in our 2025 Annual Report. See also Item 6.E —"Share Ownership” of our 2025 Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2025, see “Compensation of Executive Officers” in Item 6.B of our 2025 Annual Report, which is incorporated herein by reference.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 per year of service; (ii) per meeting remuneration of NIS 3,600 for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. The aforesaid amounts are subject to adjustment for changes in the Israeli consumer price index (\"Israeli CPI\") after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time (collectively, the \"Linkage Adjustments\"). Giving effect to such Linkage Adjustments, our non-employee directors are currently entitled to (i) annual compensation in the amount of NIS 159,000 (equivalent to approximately $50,640 based on the Exchange Rate) and (ii) per meeting remuneration of NIS 4,700 for each Board or committee meeting attended (equivalent to approximately $1,500 based on the Exchange Rate).

In addition, our non-employee directors are entitled to a grant of options under our share option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares that vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

Consistent with our Compensation Policy, we currently hold directors and officers liability insurance for the benefit of our directors and officers. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders, which is publicly available as Exhibit 4.1 to our 2025 Annual Report.

PROPOSAL 2
EQUITY-BASED AWARDS TO, AND STRUCTURE OF ANNUAL BONUS OF, THE CEO
(Proposal 2 on the Proxy Card)

Background

General

Under the Companies Law, the terms of compensation, including equity-based grants and annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since we commenced operations in April 1997. Below is a short overview that describes the proposed grants of equity-based awards to, and modifications in the structure of the annual bonus of, Mr. Zisapel, and explains the rationale of our Compensation Committee and Board of Directors therefor.

Our Company

Radware is a provider of application security and delivery solutions for multi-cloud environments. Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to companies globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

While we maintain international headquarters in Tel Aviv, Israel, we are a global company that competes for business and executive talent on a global basis. In fact, the  largest portion of our revenue  in 2025 was derived from the Americas (41%) and most of our workforce (55%) is located outside of Israel. For these reasons, our executive pay programs are designed to compete in a global labor market and are not confined to Israeli pay practices.

Highlights for our most recently completed fiscal year ending December 31, 2025:

•	Revenue of $301.9 million, up 10% year-over-year

•	Cloud ARR (cloud annual recurring revenue) of $95.2 million, up 23% year-over-year

•	Subscription revenue CAGR for the last six years was 19%

•	Non-GAAP operating income increased year-over-year by 48% to $39.6 million

•	Positive cash flow from operations of $50.1 million

Highlights of the Proposed CEO Compensation

As more fully described below, our Compensation Committee and Board of Directors adopted a new equity-based compensation program and certain modifications to the structure of the annual bonus for the CEO, with the aim of supporting our business strategy and compensation philosophy. Highlights of the proposed compensation include:

➢	Base Salary: No changes.

➢
Annual Bonus: No changes to the size of the annual bonus program, while adopting technical changes to the structure of the annual bonus (primarily by adding another separate performance metric of cloud ARR).

➢
Equity-Based Grants: In July 2022, our shareholders approved to grant Mr. Zisapel time-based RSUs, performance-based RSUs ("PSUs") and performance-based share options ("PSOs") for 2022-2024 (the "2022 Program"). Our Compensation Committee and Board of Directors adopted a similar plan for 2026-2028, with several material changes, including:

o	The total grant value for each of the years will be $6.0 million (compared with $7.725 million, $5.0 million and $5.0 million in the 2022 Program for 2022, 2023 and 2024, respectively); and

o	The RSUs component in the 2022 Program which was solely time-based, will be transformed into price-performance RSUs (which we refer to below as PSUs2).

Current CEO Compensation – Summary

The table below outlines the compensation awarded to Mr. Zisapel during, or with respect to, each of the three years ended December 31, 2025, 2024 and 2023. For purposes of the table, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the relevant fiscal year. You should read the table below together with the section "Compensation of Executive Officers" under Item 6.B of each of our 2025 Annual Report, 2024 Annual Report and 2023 Annual Report.

Year	Salary	Bonus	Equity-Based Compensation	All Other Compensation	Total
(US$ In Thousands)
2025	450	803	-	173*	1,426
2024	450	465	2,489	155	3,559
2023	450	0	2,451	139	3,040

For additional description of the key terms of Mr. Zisapel's employment, see Item 3 to the Proxy Statement filed as Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K that we submitted to the SEC on June 23, 2022 (the "2022 Proxy Statement"). For details about beneficial ownership of our shares held by Mr. Zisapel, see also above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

The Proposed Modification to the Structure of the Annual Bonus

The current annual bonus program is dependent upon achievement (determined by the Compensation Committee, subject to approval of the Board of Directors) of certain milestones and criteria (“Metrics Targets") We propose to modify these Metrics Targets, as follows:

The Metrics Target	Current Bonus Program	Proposed Bonus Program
Annual Recurring Revenues (ARR): Achievement (including overachievement) of the ARR target set in the annual budget of the Company approved by the Board of Directors for the applicable year (the "Annual Budget")
	Up to 25% of the annual bonus	10% - 20% of the annual bonus
Cloud ARR: Achievement (including overachievement) of the ARR from cloud-based subscriptions (Cloud ARR) target set in the Annual Budget	N/A	25% - 40% of the annual bonus
Bookings: Achievement (including overachievement) of the "bookings" target set in the Annual Budget (bookings is generally defined in our budget to mean funds that are expected to be received from customers based on contracts or firm accepted orders for services and/or products recorded in our ERP system)
	Up to 40% of the annual bonus	20% - 40% of the annual bonus
Adjusted EBITDA: Achievement (including overachievement) of the EBITDA target (adjusted to exclude share-based compensation) set in the Annual Budget	Up to 25% of the annual bonus	15% - 40% of the annual bonus
Overall Performance: Achievement and performance of individual key non-financial performance indicators (KPIs) set by our Compensation Committee	Up to 10% of the annual bonus	Up to 10% of the annual bonus

In approving the proposed modified structure of the annual bonus described above, our Compensation Committee and Board of Directors noted that the addition of Cloud ARR as a separate performance metric (in addition to the existing ARR metric) reflects our strategic transformation toward cloud-based subscription services, which we believe represents one of the critical drivers for long-term sustainable revenue growth and shareholder value creation. By separately measuring and incentivizing Cloud ARR performance, the Compensation Committee aims to align the CEO's compensation more directly with the Company's ongoing shift to a cloud-first business model. The combined increased weighting of ARR and Cloud ARR metrics (ranging from 35% (minimum) to 60% (maximum) of the annual bonus in the proposed program, compared to 25% in the current program) emphasizes the Compensation Committee's determination to prioritize predictable, recurring revenue streams that enhance the Company's valuation multiple and competitive positioning in the cybersecurity market. This rebalancing of metrics was also designed to ensure that the CEO's compensation is closely tied to the execution of the Company's core strategic priorities and the achievement of sustainable growth objectives that benefit shareholders over the long term. For additional reasons and considerations for the proposed modifications, see under "Proposed CEO Compensation – Reasons" below.

For the sake of clarity, (i) said changes will apply starting with the potential annual bonus for 2026, (ii) the size and other terms of the annual bonus program (including pay-out levels) will not change, and (iii) while the Compensation Committee currently intends to follow the same annual bonus criteria and Metrics Targets in subsequent years, it will re-assess and may adjust the bonus criteria and Metrics Targets (including the percentages assigned to each) based on future circumstances; provided that, in no event, will the total percentage of all of the Metrics Targets exceed 100%.

The Proposed CEO Equity-Based Compensation

The 2022 Program has expired and our Compensation Committee and Board of Directors propose to grant Mr. Zisapel performance-based RSUs (the “PSUs1”), price-limit RSUs (the “PSUs2”) (“PSUs1” and “PSUs2” collectively “PSUs”), and performance-based share options (“PSOs”), with a total grant value (“Total Grant Value”) of $6.0 million for each of 2026 (the “2026 Grants”), 2027 (the “2027 Grants”) and 2028 (the “2028 Grants”). Below is a summary of the key terms of these proposed equity-based grants.

•	Grant Date: The date of the 2026 AGM.

•	Allocation and Number: The allocation and actual number of PSUs1, PSUs2 and PSOs to be granted on the Grant Date will be as follows:

o
The PSUs1 will represent 55% of the Total Grant Value for each of the 2026, 2027 and 2028 Grants, with the actual number of PSUs1 granted for each year (for computation of the on-target number of PSUs1) to be determined as of the date of the 2026 AGM based on a valuation methodology generally used for such awards (e.g., Monte Carlo method);

o
The PSUs2 will represent 30% of the Total Grant Value for each of the 2026, 2027 and 2028 Grants, with the actual number of PSUs2 granted for each year to be determined by dividing the said portion of the Total Grant Value (i.e., $1.8 million) by the average closing price of our ordinary shares on the Nasdaq during 30 consecutive trading days prior to the date of the 2026 AGM; and

o
The PSOs will represent 15% of the Total Grant Value for each of the 2026, 2027 and 2028 Grants, with the actual number of PSOs granted for each year to be determined based on the closing price of our ordinary shares on the Nasdaq on the date of the 2026 AGM (using a Monte Carlo valuation method).

•	PSUs1 - Vesting (including Eligibility/Performance Criteria):[1]

o
The vesting of the PSUs1 will be dependent upon the performance of our relative TSR, as measured by our Company’s share price, relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index (as such index may change from time to time), of which Radware is a member[2].

Companies in the Nasdaq CTA Cybersecurity Index

A10 Networks	Cloudflare	Intl Business Machines (IBM)	Science Applications
Accenture	Commvault Systems	Jfrog	Sentinelone
Akamai Technologies	Crowdstrike	Leidos	Tenable
Alphabet	Datadog	Microsoft	Thales
Arista Networks	Dynatrace	NetApp	Trend Micro
Atos	Elastic	Netscout	Varonis
Blackberry	F5	Okta	Ziff Davis
Booz Allen Hamilton	Fastly	Open Text	Zscaler
Broadcom	Fortinet	Palo Alto
Check Point Software	Gen Digital	Qualys
Cisco Systems	Infosys	Rubrik

Source: Nasdaq Index constituents as of April 5, 2026.

o
The determination would be made such that the PSUs1 would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below titled Performance Payout Level, and up to 150% of the number of PSUs1 if the performance condition exceeds the target) or would expire (if the performance condition is not met) at the end of a three-year performance period (January 1, 2024 through December 31, 2026 with respect to the PSUs1 of the 2026 Grants; January 1, 2025 through December 31, 2027 with respect to the PSUs1 of the 2027 Grants; and January 1, 2026 through December 31, 2028 with respect to the PSUs1 of the 2028 Grants).

o
Notwithstanding the foregoing, even if eligible for vesting pursuant to said performance condition, there will be a minimum period of at least one year between the Grant Date and the earliest possible vesting date of the PSUs1.

1 Unless otherwise noted, references to fiscal year end as it pertains to the performance period or vesting date will generally fall on or around December 25th to allow for administrative processing during normal business hours.

2 The measurement will be made only with respect to those companies in the Nasdaq CTA Cybersecurity Index (for the sake of clarity, other than Radware) that were part of such index at both the start and end of the relevant measurement period.

          Performance Payout Level

Radware TSR Percentile Rank	Payout (% of Target)*
< 30th Percentile	0%
30th Percentile	50% (Threshold)
55th Percentile	100% (Target) **
75th Percentile	150% (Maximum)
> 75th Percentile	150%

*   Subject to linear interpolation.

** Payout will not exceed 100% of target if our Company’s absolute TSR performance is negative during the measured performance period, irrespective of our Company’s percentile ranking.

o
By way of example of the foregoing, if based on the valuation methodology used for computation of the PSUs1 awards for the 2026 Grant (i.e., the $3.3 million will be determined based on valuation determined as of the date of the 2026 AGM), such grant will translate to 125,000 PSUs1, then if the TSR measured with respect to the 2026 Grants during the measurement period through December 31, 2026 is (i) at the 30th percentile, then only 62,500 PSUs1 (i.e., 50% for threshold) will become fully earned and vested on the first anniversary of the Meeting, (ii) at the 55th percentile, then all of the 125,000 PSUs1 (i.e., 100% on target) will become fully earned and vested on the first anniversary of the Meeting, or (iii) at or above the 75th percentile, then 187,500 PSUs1 (i.e., 150% of the 125,000 PSUs1) will become fully earned and vested on the first anniversary of the Meeting.

•	PSUs2 - Vesting (including Eligibility/Performance Criteria):

o
The PSUs2 will vest in three equal parts (i) if the average closing price of our ordinary shares on the Nasdaq during 30 consecutive trading days at any time during the Measurement Period (the "Measurement Date PPS") is 10% or more compared to the average closing price of our ordinary shares on the Nasdaq during 30 consecutive trading days prior to the Meeting (the "Base PPS"), one third (33.3%) of the PSUs2 will vest at that time (but not earlier than the first anniversary of the Grant Date); (ii) if the Measurement Date PPS is 20% or more compared to the Base PPS, one third (33.3%) of the PSUs2 will vest at that time (but not earlier than January 1, 2028); and (iii) if the Measurement Date PPS is 30% or more compared to the Base PPS, the balance of one third (33.3%) of the PSUs2 will vest at that time (but not earlier than January 1, 2029). The "Measurement Period" is the period between the date of the 2026 AGM and December 31, 2028.

o	For the PSUs2, there is a minimum period of more than one year between the date of the Meeting and the earliest possible vesting date. The earliest vesting date for the 2026 Grants is May 31, 2027.

•	PSOs - Exercise Price and Vesting (including Eligibility/Performance Criteria):

o	All of the PSOs will have an exercise price equal to the closing price of our ordinary shares on the Nasdaq on the date of the 2026 AGM.

o
The PSOs will vest in three equal parts (i) if the Measurement Date PPS is 10% or more compared to the Base PPS, one third (33.3%) of the PSOs will vest at that time (but not earlier than the first anniversary of the Grant Date); (ii) if the Measurement Date PPS is 20% or more compared to the Base PPS, one third (33.3%) of the PSOs will vest at that time (but not earlier than January 1, 2028); and (iii) if the Measurement Date PPS is 30% or more compared to the Base PPS, the balance of one third (33.3%) of the PSOs will vest at that time (but not earlier than January 1, 2029).

o	For the PSOs, there is a minimum period of more than one year between the date of the Meeting and the earliest possible vesting date. The earliest vesting date for the 2026 Grants is May 31, 2027.

•	Other Key Terms and Governance:

o	Exercise Period: 62 months following the applicable Grant Date

o
“Double-trigger” Vesting:  Vesting of all (100% on-target) of the then-unvested PSUs1, 50% of the then unvested PSUs2, and 50% of the then unvested PSOs would accelerate upon a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement) that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause (such term to be defined in Mr. Zisapel’s grant agreement), or (ii) by Mr. Zisapel, for Good Reason (such term to be defined in Mr. Zisapel’s grant agreement). However, (i) with respect to PSUs1, the actual pay-out level will be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the Nasdaq CTA Cybersecurity Index from the Grant Date of the relevant PSUs1 until the date of the Change of Control or similar Transaction, and (ii) it is clarified that the aforesaid acceleration will be made only with respect to grants for the year(s) that preceded (or are at the same year) at which the Change of Control or similar Transaction occurred (e.g., if the Change of Control occurs during 2027, only the 2026 and 2027 Grants will accelerate as aforesaid).

o
“Clawback” Conditions: The proposed equity-based compensation terms for Mr. Zisapel would be subject to a potential repayment obligation to our Company or cancellation (as applicable), under certain circumstances, as described in our Compensation Policy and Compensation Recovery Policy.

o
Hedging/Pledging Restrictions: Consistent with our Insider Trading Policy, and to ensure that the equity portion of Mr. Zisapel’s compensation package serves solely to motivate him to create value for our shareholders, he will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. For a similar reason, Mr. Zisapel will generally be prohibited from pledging the equity to be granted to him pursuant to this Proposal 2 as collateral for a loan that may be received by him.

o
Discretion: While the Compensation Committee currently intends to follow the PSUs design in subsequent years, it will re-assess and may adjust the reference index and payout curve based on future circumstances (subject to any required corporate approvals under Israeli law). Any such re-assessment or adjustment by the Compensation Committee shall be made only under the following limited circumstances: (i) material changes in applicable accounting standards or regulatory requirements that affect the measurement or reporting of TSR or share price performance; (ii) significant changes in the composition of the Nasdaq CTA Cybersecurity Index, including if the index is discontinued or fundamentally reconstituted such that it no longer provides a meaningful peer comparison; (iii) extraordinary corporate events such as mergers, spin-offs, or significant acquisitions that materially affect comparability of performance metrics; or (iv) other material changes in the Company's business model or competitive landscape that render the existing metrics demonstrably inadequate for aligning executive compensation with shareholder value creation. Any adjustments made under these circumstances must be approved by the Compensation Committee and Board of Directors (with disinterested directors voting). If applicable, the Compensation Committee will document the specific rationale for any such adjustment and disclose it in the Company's proxy materials for the next annual general meeting.

o
Other Terms: All other terms and conditions in connection with the above (i) equity-based grants - shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (or any other successor plan adopted by the Company prior to the applicable Grant Date) and the award agreements approved by our Compensation Committee and Board of Directors, and (ii) annual bonus - shall be as set forth in the bonus plan approved by our Compensation Committee and Board of Directors for other senior employees, including, in each case, entitlement in the case of cessation of service, disability and death.

Proposed CEO Compensation – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In approving the proposed equity-based compensation and modified structure of the annual bonus described above, our Compensation Committee (consisting of Mr. Moshe (Chairperson), Prof. Tauman and Ms. Zeldis, all of whom are independent directors and who do not have any “personal interest” in the decision) and Board of Directors (by a unanimous decision of Mr. Cohen, Prof. Tauman, Ms. Zeldis, Mr. Moshe, Mr. Stern, Mr. Mazin and Mr. Pinchev, all of whom are independent directors and who do not have any “personal interest” in the decision) considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities.

✔
Retention Risks. The market for CEO talent is competitive. Mr. Zisapel has decades of leadership experience, as well as in depth knowledge of our business, our history and the security industry. Furthermore, as a global company, our executive pay programs are designed to compete in a global labor market.

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below diagrams indicate our Company’s growth in the past several years and the shareholder value created in that period:

Cloud ARR ($M)
Increase of 179%
YoY 23%
34
44
53
65
77
95
2020
2021
2022
2023
2024
2025

RPO ($M)
Increase of 55%
CAGR of 8%
257
282
304
310
352
399
2020
2021
2022
2023
2024
2025

Last 12 months Shareholder Return
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
30%
22%
22%
5%
-9%
Radware
S&P 500 Index
Russel 3000 Index
Nasdaq CTA...
Security Peer Group...

YTD Shareholder Return
15%
10%
5%
0%
-5%
-10%
-15%
13%
-4%
-3%
-10%
-11%
Radware
S&P 500 Index
Russel 3000 Index
Nasdaq CTA...
Security Peer Group...

*As of April 5, 2026.

✔
The CEO has no pending equity-based plan. Mr. Zisapel has not received any new equity-based plan since July 2022 (at which time our shareholders approved the 2022 Program). Thus, no equity-based allocation was granted to the CEO in respect of 2025 or 2026 thus far.

✔
The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that Mr. Zisapel's salary and annual bonus amount have not been modified since July 2022.

✔	The Compensation Levels of other Senior Managers in our Industry.

o
In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed, with the assistance of one of the Big Four global accounting firms’ Valuation and Business consulting departments (Benchmarking Firm), benchmark information relating to the compensation of chief executive officers of other comparable companies.

o
As part of the peer group selection process, our Compensation Committee evaluated, with the assistance of the Benchmarking Firm, several criteria, including global companies from a variety of technology industries, listed in the chart below. The Benchmarking firm analysis, as advised to our Compensation Committee, concluded that the approach and scope of the proposed compensation with respect to Mr. Zisapel, is within industry norms.

Adeia	Exodus Movement	Tenable Holdings
Avepoint	Fastly	Teradata Corp
Bandwidth	OneSpan	Veritone
Box	Qualys	Weave Communications
C3.Ai	Rackspace Technology	Yext
Couchbase	Rapid7	Zoominfo Technologies
Cs Disco	Red Violet

✔
Performance-Based and Retention Incentives. The proposed CEO equity-based compensation, together with his other existing compensation terms, provides strong alignment between executive pay and shareholder interests and incorporates governance best practices. The proposed equity-based grants together with the existing annual bonus program contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives. In particular, if Proposal 2 is approved, the entire cash bonus and equity compensation received by Mr. Zisapel is not guaranteed and is rather tied to his continued employment as well as our share price (through the proposed equity-based grants) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance. In this respect, our Compensation Committee and Board of Directors considered, among other things, that:

o
The milestones and criteria of the annual bonus are tied to thresholds and targets set in the Company’s annual budget and roadmap, which, based on past experience, are not easily achieved. For example, in 2023, 2024 and 2025, Mr. Zisapel received 0%, 77% and 133.87% of the on-target annual bonus for that year, respectively.

o
Similarly, vesting of (i) the PSUs1 is tied to the performance of our TSR relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index and (ii) PSUs2 and PSOs are tied to the performance of our share price, which, based on past experience, is not easily achieved.

o
While the measurement period of the proposed PSUs1 is three years, the actual remaining measurement period for the grants is shorter (i.e., if counted from the date of the 2026 AGM, the remaining period for the 2026 Grants of PSUs1 will be approximately seven months, 19 months for the 2027 Grants of PSUs1 and 31 months for the 2028 Grants of PSUs1). This is primarily because the previous plan, the 2022 Program, expired and no equity-based awards were granted since.

o
While the vesting and eligibility criteria of the proposed equity-based grants is tied to the TSR and/or share price over said measurement period, the on-target number of PSUs1 as well as the number of PSUs2 and PSOs will be calculated based on the share price as of the 2026 AGM date (in the case of the PSUs2 and PSOs, the average share price during 30 consecutive trading days prior to such date).

✔	Use of Shares & Dilution.

o
Our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense, while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market. Below is a summary analysis of certain burn rate and dilution metrics considered by our Compensation Committee and Board of Directors:

Burn Rate

The following table sets forth information regarding award grants, the burn rate for each of the last three years, and the average burn rate over the last three years. The burn rate has been calculated as the quotient of (i) the sum of all options and RSUs granted in such year, divided by (ii) the weighted average number of ordinary shares outstanding at the end of such year.

	Year Ended December 31,			3-Year Average
	2025	2024	2023
Options and RSUs granted and available to be granted	1,197,315	1,817,036	1,722,617
Weighted average shares outstanding	42,879,056	41,982,851	42,871,770
Burn rate	2.8%	4.3%	4.0%	3.7%

Overhang

“Overhang” was analyzed to measure the potential dilutive effect of all outstanding equity awards and shares available for future grants.

	As of December 31,
	2025	2024	2023
Issued Overhang*	8.5%	10.1%	10.7%
Total Overhang**	8.8%	14.4%	13.5%

* “Issued Overhang” was computed as (A) the total number of equity awards outstanding, excluding PSUs that have not been granted or earned as of such dates, divided by (B) total ordinary shares outstanding plus the figure in clause A.

** “Total Overhang” was computed as (A) the total number of equity awards outstanding plus shares available to be granted under the Company’s equity-incentive plans, divided by (B) total ordinary shares outstanding plus the figure in clause A.

o
Our Compensation Committee and Board of Directors considered the voting guidelines of U.S. proxy advisory firm Institutional Shareholder Services Inc. (“ISS”). In particular, according to ISS’ Israel Proxy Voting Guidelines, ISS (i) supports a general guideline for Israeli companies to maintain dilution level of below 10% and (ii) may support a proposal if the three-year average burn rate is equal to or below 1% and the total potential dilution from outstanding and proposed plans does not exceed 15%. To that end, our Compensation Committee and Board of Directors noted that:

We met the aforesaid requirement of less than 10% dilution level for the year ended December 31, 2025 after several years in which our overhang was higher.

Per the ISS’ U.S. Proxy Voting Guidelines (including FAQ regarding Equity Compensation Plans), which is applicable to some of the U.S. domestic peers of Radware, the targeted three-year average burn rate benchmark for companies in GICS 4510 (Software & Services) was (i) 6.40% for Russell 3000 companies and (ii) 9.06% for Non-Russell 3000, significantly higher than the average burn rate of Radware presented above.

✔
Effective Dilution Management. Under the supervision of our Compensation Committee and Board of Directors, we strive to exercise a disciplined approach to manage the long-term dilutive effects of our equity incentive grants. We remain committed to responsible management of the Company’s dilution posture and continue to take significant measures to reduce dilution, while balancing our need to hire and retain talented employees and executives, who are the drivers of the Company’s success. Such measures include the application of a net exercise mechanism for outstanding options, regular cancellations of unallocated equity, and our prior decision to transition from grants of options to mostly RSUs.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law. In reaching their decision, our Compensation Committee and Board of Directors believed that the proposed compensation package to our CEO, taken as a whole, creates the optimal balance between various elements, including the retention needs of our Company and introducing performance-based metrics designed to incentivize for creating shareholder value in the long-term. In particular, the combination of the proposed grant of PSU and performance-based share options balances absolute and relative TSR performance, which aligns with our compensation philosophy and is in direct response to feedback from some of our shareholders and their advisors.

✔
Disinterested Vote. Our Compensation Committee and Board of Directors considered that the proposed compensation described above is the result of a careful deliberation process, was approved solely by disinterested directors and, as required by Israeli law, will be subject to approval by a special majority of disinterested shareholders (see under “Required Vote” below).

The foregoing discussion of the information and factors considered by our Compensation Committee and Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by them in reaching their conclusions and recommendation in relation to Proposal 2. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Compensation Committee and Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

It is hereby clarified that (i) if this Proposal 2 is not approved, the existing employment terms (including annual bonus) of Mr. Zisapel will continue according to their current terms, and (2) in case of any inconsistency between the Compensation Policy and the proposed compensation in this Proposal 2, this Proposal 2 will prevail (if approved).

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed grant of equity-based awards to, and modifications in the structure of the annual bonus of, Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 2 of the Company’s Proxy Statement for the Annual General Meeting be, and the same hereby, is approved.”

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
RE-APPOINTMENT OF AUDITORS
(Proposal 3 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2025, we paid E&Y approximately $492,000 for audit fees, $8,000 for audit related fees, $88,000 for tax services and $62,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2025 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2025 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2025 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

Copies of our 2025 Annual Report will be mailed without charge to any shareholder entitled to vote at the Meeting, upon written request to: Radware Ltd., 22 Raoul Wallenberg St., Tel Aviv 6971917, Israel, Attention: Company's General Counsel or email gadime@radware.com.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2026 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2027 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2027 (the "Next AGM") will include (i) the election of Class I directors; (ii) the approval of the appointment of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2026 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law (as it applies to companies like Radware), shareholders who hold at least (i) 5% of the voting rights in Radware may request our Board of Directors to add an item that relates to the election or removal of a director to the agenda of a shareholders’ meeting to be convened in the future and (ii) 1% of the voting rights in Radware may request our Board of Directors to add an item to the agenda of a shareholders’ meeting to be convened in the future that relates to other matters; provided that, in each case, such items must be appropriate for inclusion on the agenda of the shareholders’ meeting. Such eligible shareholders (as applicable) may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our principal executive office at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

In accordance with our Articles of Association, for a shareholder proposal to be considered for inclusion in the Next AGM:

•
We must receive the written shareholder proposal not less than 90 calendar days (and not more than 150 days) prior to the first anniversary of the 2026 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2026 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made (or such earlier time permitted by applicable law); and

•
The written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, and without derogating from the provisions of our Articles of Association, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: April 20, 2026